09045098

RECEIVED

2009 JAN 12 A 7:51

January 7, 2009

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 5th Street, N.W.
Washington, D.C. 20549

SUPPL

Re: SEC File No. 82-5175
Nippon Steel Corporation (the "Company")
<u>Rule 12g3-2(b) Exemption: Documents</u>

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Enclosed herewith and listed in Annex hereto are documents which are English language versions or summaries required to be submitted pursuant to Rule 12g3-2(b).

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the information enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Robert G. DeLaMater of Sullivan & Cromwell, 125 Broad Street, New York, New York 10004-2498, (telephone: 212-558-4000; facsimile: 212-558-3588).

PROCESSED
JAN 1 6 2009
THOMSON REUTERS

Very truly yours,

Nippon Steel Corporation

By Yoshihiro Hosokawa
Name: Yoshihiro Hosokawa
Title: Manager, General Administration Division

(Enclosure)

cc: Robert G. DeLaMater, Esq.
Yoichiro Taniguchi, Esq.
(Sullivan & Cromwell)

Annex

News Releases Released on the Company's Homepage (May 12, 2008 to present)

1. Issuance of Straight Bonds dated May 16, 2008.
2. Basic Ideas and Policy concerning Reduction of Minimum Investment Unit dated June 20, 2008.
3. New Executive Management dated June 25, 2008.
4. Dissolution of Consolidated Subsidiary dated July 29, 2008.
5. Fire at Yawata Works and Resulting State of Equipment Operations dated July 30, 2008.
6. Dissolution of Consolidated Subsidiary dated August 8, 2008.
7. Issuance of Straight Bonds dated August 27, 2008.
8. Dissolution of Consolidated Subsidiary dated September 19, 2008.
9. Dissolution of Consolidated Subsidiary dated September 26, 2008.
10. Transfer of Divested Business Operations dated October 29, 2008.
11. Dissolution of Consolidated Subsidiary dated November 25, 2008.
12. Issuance of Straight Bonds dater November 26, 2008.
13. Dissolution of Consolidated Subsidiary dated December 11, 2008.

Nippon Steel Corporation
May 16, 2008

Issuance of Straight Bonds

Based on a resolution made at the meeting of the Board of Directors held on April 25, 2008, Nippon Steel Corporation decided to issue its 56th and 57th straight bonds, as outlined below.

1. Bond	Nippon Steel Corporation 56th straight bond (with inter-bond *pari passu* clause)	Nippon Steel Corporation 57th straight bond (with inter-bond *pari passu* clause)
2. Total issue	¥30 billion	¥30 billion
3. Amount/bond	¥100 million	
4. Application of LCBETCB	Pursuant to the provisions of Article 66, Item 2, of the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities (LCBETCB), all these bonds are defined as coming under the application of LCBETCB. Except as provided in Article 67, Paragraph 2, of LCBETCB, Nippon Steel cannot issue any of these bonds.	
5. Issue price	¥99.94/¥100 of the amount of each bond	¥99.93/¥100 of the amount of each bond
6. Redemption price	¥100/¥100 of the amount of each bond	
7. Interest rate	1.55%/year	1.92%/year
8. Redemption term	March 20, 2014	March 20, 2018
9. Offering period	May 16, 2008	May 16, 2008
10. Payment date	May 23, 2008	May 23, 2008
11. Offering method	General offering	
12. Redemption method	(1) Bulk redemption at maturity (2) Retirement by purchase	
13. Security	Neither security nor guarantee is given for these bonds and no asset is specifically retained for these bonds.	
14. Financial covenants	A collateral provision restriction clause is attached.	
15. Interest payment date	March 20 and September 20 of each year	March 20 and September 20 of each year
16. Rating	Japan Credit Rating Agency, Ltd.: AA Rating and Investment Information, Inc.: AA-	
17. Underwriter	Mitsubishi UFJ Securities Co., Ltd. Nikko Citigroup Limited	Mizuho Securities Co., Ltd. Daiwa Securities SMBC Co., Ltd.
18. Book-entry transfer agency	Japan Securities Depository Center Inc.	
19. Financial agent Issuance agent Payment agent	Bank of Tokyo-Mitsubishi UFJ, Ltd.	Mizuho Corporate Bank, Ltd.

Nippon Steel Corporation
June 20, 2008

Basic Ideas and Policy concerning Reduction of Minimum Investment Unit

Recognizing that sufficient share liquidity and the participation of as many investors as possible in the stock market are important factors in setting stock prices at appropriate levels, Nippon Steel Corporation has implemented aggressive investor relations activities that include explanations of the company profile and tours of its steelworks for individual shareholders, as well as the distribution of booklets touting business performance and improvements to the company's website.

Nippon Steel intends to seriously study a reduction of its minimum investment unit, taking into full consideration movements in the stock market, shareholder numbers, and other factors.

Nippon Steel Corporation
June 25, 2008

New Executive Management

At the 84th Annual Meeting of Shareholders held on June 25, 2008, the election of directors and the partial election of corporate auditors were implemented, and the following directors and corporate auditors assumed their respective posts by means of mutual election at the subsequent meeting of the Board of Directors.

Name	*Office*	*Responsibilities*
Akio Mimura	Representative Director and Chairman	
Shoji Muneoka	Representative Director and President	
Hideaki Sekizawa	Representative Director and Executive Vice President	• General Administration, Business and Process Innovation, Labor Relations in Personnel & Labor Relations, Environmental Management
Hiroshi Shima	Representative Director and Executive Vice President	• Safety and Health in Personnel & Labor Relations, Intellectual Property, Technical Administration & Planning, Technical Cooperation, Raw Materials • Cooperating with Executive Vice President Hideaki Sekizawa on Environmental Management
Kiichiroh Masuda	Representative Director and Executive Vice President	• Corporate Planning, Accounting & Finance, Overseas Business Development, Overseas Offices
Bun'yu Futamura	Representative Director and Executive Vice President	• Director, Technical Development Bureau

Tetsuo Imakubo	Representative Director and Executive Vice President	• Sales Administration & Planning, Global Marketing, Project Development, Each Steel Product Division, Machinery & Materials, Shanghai-Baoshan Cold-rolled & Coated Sheet Products Project, Domestic Sales Offices • Cooperating with Executive Vice President Kiichiroh Masuda on Overseas Offices
Kohzoh Uchida	Managing Director	• Director, Flat Products Division and Director, Bar & Wire Rod Division • Sales Administration & Planning, Global Marketing
Shinichi Taniguchi	Managing Director	• Corporate Planning, Accounting & Finance • Cooperating with Managing Director Kizo Hirayama on Public Relations
Yasuo Hamamoto	Managing Director	• Intellectual Property, Technical Administration & Planning, Technical Cooperation • Cooperating with Executive Vice President Tetsuo Imakubo on Each Steel Product Division
Kizo Hirayama*	Managing Director	• General Manager, Personnel & Labor Relations Division • General Administration, Business Process Innovation

Notes
1) *: Newly elected managing director

Junji Ohta*	Senior Corporate Auditor	(Full-time service)
Tsutomu Haeno	Corporate Auditor	(Full-time service)
Toshihide Tanabe*	Corporate Auditor	(Full-time service)
Hisashi Tanikawa	Corporate Auditor	
Yoichi Kaya	Corporate Auditor	
Shigemitsu Miki	Corporate Auditor	
Shigeo Kifuji	Corporate Auditor	

Notes
2) *: Newly elected corporate auditors
3) Hisashi Tanikawa, Yoichi Kaya, Shigemitsu Miki and Shigeo Kifuji qualify as outside auditors under Article 2, Paragraph 1 of the Companies Law.

Nippon Steel Corporation
July 29, 2008

Dissolution of Consolidated Subsidiary

At the 20th Annual Meeting of Shareholders held on June 30, 2008, Nippon Styrene Monomer Co., Ltd., a consolidated Nippon Steel subsidiary, decided on its dissolution and was dissolved on the same date.

1. Outline of Dissolved Subsidiary (as of the end of March 2008)

(1) Company name	Nippon Styrene Monomer Co., Ltd.
(2) Address	4-14-1 Sotokanda, Chiyoda-ku, Tokyo
(3) Date of establishment	November 1988
(4) Common stock	¥400 million
(5) Representative	Michio Oguma
(6) Shareholder/Equity participation ratio	Nippon Steel Chemical Co., Ltd. (wholly-owned subsidiary of Nippon Steel) 100%
(7) Bank	Mizuho Corporate Bank, Ltd.
(8) Scope of operation	Manufacture and sale of styrene monomer
(9) Operating performance	

(unit: ¥million)

	FY2005	FY2006	FY2007
Net sales	28,838	33,954	38,886
Ordinary profit	1	1	0
Net income	0	0	0

2. Reason for Dissolution

In order to reinforce its styrene monomer operations, Nippon Steel Chemical Co., Ltd. made Nippon Styrene Monomer Co., Ltd. a wholly-owned subsidiary at the end of March 2008 through the purchase of all the shares held by a joint-venture partner (equity participation: 35%). However, in order to enhance operating efficiency by making the most of its integrated management of group companies, Nippon Steel Chemical acquired equipment and other assets in April 2008 and decided to dissolve Nippon Styrene Monomer as of the end of June 2008. Meanwhile, during and after July 2008, Nippon Styrene Monomer has directed its operations towards the completion of liquidation set for the end of September 2008.

3. Effect on Operating Performance

Effect of dissolution on Nippon Steel's operating performance is insignificant.

Nippon Steel Corporation
July 30, 2008

Fire at Yawata Works and Resulting State of Equipment Operations

Regarding yesterday's fire at the Yawata Works that occurred where a conveyor belt for coal transport passes along piping for coke gas, Nippon Steel Corporation deeply apologizes to members of the local community and to anyone who may have been inconvenienced or put at unease as a result. As company-wide efforts now being focused on early restoration, Nippon Steel seeks your kind understanding.

Fire report concerning the state of equipment operations and other conditions:

- No human injuries resulted from the current fire.
- No toxic gases or other materials likely to have a harmful effect on human health in the local community were detected.
- Air blowing to the No. 4 blast furnace was suspended from 11:36 AM onward yesterday due to the fire but was resumed at 7:26 AM today, enabling the blast furnace to restart iron tapping from 8:58 AM onward. All other facilities have also been brought back on stream—except for coke oven operations that were suspended following the fire and towards which utmost restoration efforts are now being directed. It still remains uncertain when normal operations will resume.
- Investigation is now underway to determine the effect that equipment suspension will have on production and shipping and the extent of resulting damages, etc.
- The fire is now being extinguished.

Nippon Steel Corporation
August 8, 2008

Dissolution of Consolidated Subsidiary

At the 24th Annual Meeting of Shareholders held on June 26, 2008, SK Oil Service Co., Ltd., a consolidated Nippon Steel subsidiary, decided on its dissolution and was dissolved on June 30, 2008.

1. Outline of Dissolved Subsidiary (as of the end of March 2008)
   (1) Company name — SK Oil Service Co., Ltd.
   (2) Address — 2-2-1 Nishihonmachi, Yawata-Higashi-ku, Kitakyushu, Fukuoka Pref.
   (3) Date of establishment — August 1985
   (4) Common stock — ¥10 million
   (5) Representative — Hanji Asahara
   (6) Shareholder/Equity participation ratio — Nippon Steel Kankyo Engineering Co., Ltd. (voting right of 52% by Nippon Steel) 100%
   (7) Bank — The Bank of Fukuoka, Ltd.
   (8) Scope of operation — Recovery of waste oil, and manufacture and sale of reclaimed oil
   (9) Operating performance

(unit: ¥million)

	FY2005	FY2006	FY2007
Net sales	40	42	53
Ordinary profit	1	1	(5)
Net income	1	0	(5)

2. Reason for Dissolution

In order to enhance operating efficiency between the parent company of which it is a subsidiary, SK Oil Service Co., Ltd. has decided to close its places of business through absorption of its operations into Nippon Steel Kankyo Engineering Co., Ltd., the parent company, and to dissolve the company as of June 30, 2008. Meanwhile, during and after July 2008, SK Oil Service will direct its operations towards the completion of liquidation set for the end of September 2008.

3. Effect on Operating Performance

Effect of dissolution on Nippon Steel's operating performance is insignificant.

Nippon Steel Corporation
August 27, 2008

Issuance of Straight Bonds

Based on a resolution made at the meeting of the Board of Directors held on April 25, 2008, Nippon Steel Corporation decided to issue its 58th and 59th straight bonds, as outlined below.

1. Bond	Nippon Steel Corporation 58th straight bond (with inter-bond *pari passu* clause)	Nippon Steel Corporation 59th straight bond (with inter-bond *pari passu* clause)
2. Total issue	¥30 billion	¥10 billion
3. Amount/bond	¥100 million	
4. Application of LCBETCB	Pursuant to the provisions of Article 66, Item 2, of the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities (LCBETCB), all these bonds are defined as coming under the application of LCBETCB. Except as provided in Article 67, Paragraph 2, of LCBETCB, Nippon Steel cannot issue any of these bonds.	
5. Issue price	¥100/¥100 of the amount of each bond	
6. Redemption price	¥100/¥100 of the amount of each bond	
7. Interest rate	1.714%/year	2.491%/year
8. Redemption term	June 20, 2018	June 20, 2028
9. Offering period	August 27, 2008	
10. Payment date	September 2, 2008	
11. Offering method	General offering	
12. Redemption method	(1) Bulk redemption at maturity (2) Retirement by purchase	
13. Security	Neither security nor guarantee is given for these bonds and no asset is specifically retained for these bonds.	
14. Financial covenants	A collateral provision restriction clause is attached.	
15. Interest payment date	June 20 and December 20 of each year	
16. Acquired rating	Japan Credit Rating Agency, Ltd.: AA Rating and Investment Information, Inc.: AA-	
17. Underwriter	Nomura Securities Co., Ltd. Mizuho Securities Co., Ltd. Mitsubishi UFJ Securities Co., Ltd.	Goldman Sacks (GSJCL)
18. Book-entry transfer agency	Japan Securities Depository Center Inc.	
19. Financial agent Issuance agent Payment agent	Sumitomo Mitsui Banking Corporation	

Nippon Steel Corporation
September 19, 2008

Dissolution of Consolidated Subsidiary

At the meeting of the board of directors held on September 19, 2008, Nichibutsu Service Co., Ltd., a consolidated Nippon Steel subsidiary, decided to present a resolution for its dissolution at the extraordinary annual meeting of shareholders planned for September 29, 2008.

1. Outline of Dissolved Subsidiary (as of the end of March 2008)
   (1) Company name — Nichibutsu Service Co., Ltd.
   (2) Address — 4-9-6 Seimondori, Hirohata-ku, Himeji, Hyogo Pref.
   (3) Date of establishment — April 1983
   (4) Common stock — ¥33 million
   (5) Representative — Hideaki Miki
   (6) Shareholder/Equity participation ratio — Nippon Steel Logistics Co., Ltd. (wholly-owned subsidiary of Nippon Steel) 100%
   (7) Bank — Sumitomo Mitsui Banking Corporation
   (8) Scope of operation — Maintenance of rolling stock, management of real estate, sale of goods
   (9) Operating performance

(unit: ¥million)

	FY2005	FY2006	FY2007
Net sales	1,893	1,881	1,588
Ordinary profit	46	58	69
Net income	25	40	58

2. Reason for Dissolution

In order to enhance the operating efficiency between its parent company, Nippon Steel Logistics Co., Ltd., and Nichibutsu Service Co., Ltd., a subsidiary company, Nichibutsu Service Co., Ltd. has decided to transfer all necessary operations to the Nippon Steel Logistics group, and to dissolve itself as of the end of September 2008. Meanwhile, during and after October 2008, Nichibutsu Service has directed its operations towards the completion of liquidation set for the end of December 2008.

3. Effect on Operating Performance

Effect of dissolution on Nippon Steel's operating performance is insignificant.

Nippon Steel Corporation
September 26, 2008

Dissolution of Consolidated Subsidiary

As a result of deliberations by the directors made on September 26, 2008, Nittetsu Business Promote (Osaka) Co., Ltd., a consolidated Nippon Steel subsidiary, decided to present a resolution for its dissolution as of the end of March 2009 at the extraordinary annual meeting of shareholders planned to be held during the latter part of March 2009.

1. Outline of Dissolved Subsidiary (as of the end of March 2008)
   - (1) Company name: Nittetsu Business Promote (Osaka) Co., Ltd.
   - (2) Address: 1 Chikko Yawatamachi, Sakai-ku, Sakai, Osaka
   - (3) Date of establishment: June 1987
   - (4) Common stock: ¥20 million
   - (5) Representative: Ryoichi Ikegami
   - (6) Shareholder/Equity participation ratio: Wholly-owned subsidiary of Nippon Steel
   - (7) Bank: The Senshu Bank, Ltd., Mizuho Bank, Ltd.
   - (8) Scope of operation: Security service, real estate and house business, construction
   - (9) Operating performance

(unit: ¥million)

	FY2005	FY2006	FY2007
Net sales	1,714	1,610	1,523
Ordinary profit	3	0	32
Net income	2	(8)	15

2. Reason for Dissolution

   Nittetsu Business Promote (Osaka) Co., Ltd. has decided to dissolve the company as of the end of March 2009 in consideration of forecasts for future business operations. Meanwhile, during and after April 2009, the company has directed its operations towards the completion of liquidation set for the end of June 2009.

3. Effect on Operating Performance

   Effect of dissolution on Nippon Steel's operating performance is insignificant.

Nippon Steel Corporation
October 29, 2008

Transfer of Divested Business Operations

At the meeting of the Board of Directors held on October 29, 2008, Nippon Steel Corporation and Nippon Steel City Produce, Inc., a wholly-owned Nippon Steel subsidiary, separately decided to implement a divestiture arrangement according to which part of the real estate management and development business operated by Nippon Steel's head office and Hikari Pipe & Tube Div. will be taken over by Nippon Steel City Produce, effective as of December 5, 2008. The two companies announce that, pursuant to that decision, they concluded the divestiture agreement shown below.

Since this is a simple divestiture under which Nippon Steel City Produce, a consolidated subsidiary, becomes the transfer company, certain items and contents to be disclosed are partially omitted.

1. Objectives of Divestiture

Nippon Steel has operated a real estate management and development business as an auxiliary to its core steel business. However, with the aim of strengthening the business foundations of Nippon Steel City Produce and also of optimizing the scope of business operations among Nippon Steel's individual business segments, thereby raising the consolidated corporate value of the Group companies, Nippon Steel decided to implement a divestiture that would allow its real estate management and development business to be taken over by Nippon Steel City Produce.

In its Medium-Term Consolidated Business Plan announced in 2005, the Nippon Steel Group is firmly determined to strive for sustainable profit growth by reinforcing the competitiveness of its businesses and by reforming its consolidated management system. The present approach is a specific step towards that goal.

2. Overview of Divestiture

(1) Divestiture Timetable

Board Meeting resolution for divestiture	October 29, 2008
Conclusion of agreement for divestiture	October 29, 2008
Effective date of divestiture, slated	December 5, 2008

Note:

Since the present divestiture meets the requirements provided for in Article 784, Paragraph 3, of the Companies Law (simple divestiture in relation to the entity undertaking the divestiture) and the requirements provided for in Article 796, Paragraph 3 of the same Law (simple divestiture in relation to the divestiture entity), both Nippon Steel and Nippon Steel City Produce will move forward with the divestiture without approval at an annual meeting of shareholders.

(2) Method of Divestiture

The divestiture is of the type under which Nippon Steel is the entity undertaking the divestiture and Nippon Steel City Produce is the entity that is transferred the divested business operations.

(3) Concept for Deciding the Content of Allotment Involved in Divestiture

The current divestiture conforms to the divestiture of business operations made between a parent company and its wholly-owned subsidiary, and, in the course of divestiture, Nippon

Steel City Produce grants no counter value to Nippon Steel.

(4) Decrease of Capital Stocks due to Divestiture
No fluctuation in the capital stock or reserves of Nippon Steel is caused by the current divestiture.

(5) Treatment of Bonds with Acquisition Rights
While Nippon Steel has issued bonds with acquisition rights, no change in the treatment of these bonds is to be caused by the current divestiture.

(6) Rights and Duties Transferred to the Transfer Company
In the current divestiture, Nippon Steel City Produce is transferred from Nippon Steel the rights and duties pertaining to real estate management and development mentioned below.

1) Properties and rights, real estate and its incidental depreciable assets, owned by Nippon Steel for real estate management and development
2) Obligations and duties, guaranty money and deposit repayment obligations based on the lease contract pertaining to the real estate mentioned in 1) above, borne by Nippon Steel for real estate management and development
3) Contacts and all of their incidental agreements, lease-hold contacts settled for business use, equipment rental contracts, business commissioning contacts and others, concluded by Nippon Steel for real estate management and development

(7) Possibility for Fulfillment of Obligations
Even on and after the divestiture date, it is judged that the obligations to be borne by Nippon Steel and Nippon Steel City Produce can be fulfilled by these two companies.

3. Overview of the Companies Concerned (as of September 30, 2008)

(1) Trade name	Nippon Steel Corporation (entity undertaking the divestiture)	Nippon Steel City Produce, Inc. (entity transferred the divested business operations)
(2) Scope of operations	Manufacture and sale of iron and steel products and others	Housing business, development investment, large-scale area development, building management and others
(3) Date of establishment	April 1, 1950	April 1, 1961
(4) Address of head office	2-6-3 Otemachi, Chiyoda-ku, Tokyo	1-13-1 Nihonbashi, Chuo-ku, Tokyo
(5) Representative	Shoji Muneoka, Representative Director and President	Akira Shoga, Representative Director and President
(6) Capital stock	¥419,524 million	¥6,020 million
(7) No. of shares issued	6,806,980,977	15,000,003
(8) Net assets	¥2,459,741 million (consolidated)	¥40,912 million (non-consolidated)
(9) Total assets	¥5,434,646 million (consolidated)	¥198,307 million (non-consolidated)
(10) Settlement of account	March 31	March 31
(11) Major shareholders and equity participation ratio	Japan Trustee Services Bank, Ltd.: 8.7%	

	Sumitomo Metal Industries, Ltd.: 4.2% The Master Trust Bank of Japan, Ltd.: 3.6% CBHK-Korea Securities Depository: 3.5% Nippon Life Insurance Company: 3.3%	Nippon Steel Corporation: 100%

4. Overview of Divested Business Operations

(1) Scope of Divested Business Operations

Real estate management and development at the head office and the Hikari areas

(2) Operating Performance of Divested Business Operations (FY2007)

(unit: ¥million)

	Real estate management and development (a)	Actual performance of Nippon Steel Corporation (consolidated) (b)	Ratio (a/b)
Net sales	0*	4,826,974	0

*Income of ¥385 million by sale and rent of related lands is appropriated as the non-operating profit.

(3) Items and Amounts of Divested Assets and Liabilities (forecast as of December 5, 2008)

(unit: ¥million)

Assets		Liabilities	
Item	Book value	Item	Book value
Cash and bank deposits	235	Other liabilities	28
Other assets	1	Other long-term liabilities	221
Tangible fixed assets	6,480	—	—
Investments and other assets	1,703	—	—
Total	8,420		249

5. Overview of Listed Company after Divestiture

(1) Trade name	Nippon Steel Corporation (entity undertaking the divestiture)
(2) Scope of operations	Manufacture and sale of iron and steel products and others
(3) Address of head office	2-6-3 Otemachi, Chiyoda-ku, Tokyo
(4) Representative	Shoji Muneoka, Representative Director and President
(5) Capital stock	¥419,524 million
(6) Settlement of account	March 31

6. Forecast of Future Operations

Effect of the current divestiture on Nippon Steel's operating performance (both consolidated and non-consolidated) is insignificant.

Nippon Steel Corporation
November 25, 2008

Dissolution of Consolidated Subsidiary

NS Energy Nobeoka Co., Ltd., a consolidated Nippon Steel subsidiary, resolved to start procedures for company dissolution at the meeting of the Board of Directors of Nippon Steel Engineering Co., Ltd. held on November 25, 2008.

1. Outline of Dissolved Subsidiary (as of the end of March 2008)

(1)	Company name	NS Energy Nobeoka Co., Ltd.
(2)	Address	2-6-3 Otemachi, Chiyoda-ku, Tokyo
(3)	Date of establishment	April 2002
(4)	Common stock	¥150 million
(5)	Representative	Takeo Fukushima
(6)	Shareholder/Equity participation ratio	Nippon Steel Engineering Co., Ltd. (wholly-owned subsidiary of Nippon Steel) 100%
(7)	Bank	
(8)	Scope of operation	Supply of electricity
(9)	Operating performance	

(unit: ¥million)

	FY2005	FY2006	FY2007
Net sales	564	230	554
Ordinary profit	6	(10)	21
Net income	4	(5)	13

2. Reason for Dissolution

NS Energy Nobeoka Co., Ltd. has decided to dissolve the company in consideration of forecasts for future business operations. Meanwhile, during and after December 2008, the company will direct operations towards dissolution procedures.

3. Effect on Operating Performance

Effect of dissolution on Nippon Steel's operating performance is insignificant.

Nippon Steel Corporation
November 26, 2008

Issuance of Straight Bonds

Based on a resolution made at the meeting of the Board of Directors held on October 29, 2008, Nippon Steel decided to issue its 60th and 61st straight bonds, as outlined below.

1. Bond	Nippon Steel Corporation 60th straight bond (with inter-bond *pari passu* clause)	Nippon Steel Corporation 61st straight bond (with inter-bond *pari passu* clause)
2. Total issue	¥30 billion	¥15 billion
3. Amount/bond	¥100 million	
4. Application of LCBETCB	Pursuant to the provisions of Article 66, Item 2, of the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities (LCBETCB), all these bonds are defined as coming under the application of LCBETCB. Except as provided in Article 67, Paragraph 2, of LCBETCB, Nippon Steel cannot issue any of these bonds.	
5. Issue price	¥100/¥100 of the amount of each bond	
6. Redemption price	¥100/¥100 of the amount of each bond	
7. Interest rate	1.214%/year	1.891%/year
8. Redemption term	December 20, 2012	September 20, 2018
9. Offering period	November 26, 2008	November 26, 2008
10. Payment date	December 2, 2008	December 2, 2008
11. Offering method	General offering	
12. Redemption method	(1) Bulk redemption at maturity (2) Retirement by purchase	
13. Security	Neither security nor guarantee is given for these bonds and no asset is specifically retained for these bonds.	
14. Financial covenants	A collateral provision restriction clause is attached.	
15. Interest payment date	June 20 and December 20 of each year	March 20 and September 20 of each year
16. Rating	Japan Credit Rating Agency, Ltd.: AA Rating and Investment Information, Inc.: AA-	
17. Underwriter	Mitsubishi UFJ Securities Co., Ltd. Nikko Citigroup Limited	Mizuho Securities Co., Ltd. Goldman Sacks (GSJCL)
18. Book-entry transfer agency	Japan Securities Depository Center Inc.	
19. Financial agent Issuance agent Payment agent	Bank of Tokyo-Mitsubishi UFJ, Ltd.	Sumitomo Mitsui Banking Corporation

Nippon Steel Corporation
December 11, 2008

Dissolution of Consolidated Subsidiary

As a result of deliberations by the directors made on December 11, 2008, Nittetsu Business Promote (Kansai) Co., Ltd., a consolidated Nippon Steel subsidiary, decided to present a resolution for its dissolution as of the end of March 2009 at the extraordinary annual meeting of shareholders planned to be held during the latter part of March 2009.

1. Outline of Dissolved Subsidiary (as of the end of March 2008)
   - (1) Company name — Nittetsu Business Promote (Kansai) Co., Ltd.
   - (2) Address — 1 Fujicho, Hirohata-ku, Himeji, Hyogo Pref.
   - (3) Date of establishment — June 1987
   - (4) Common stock — ¥20 million
   - (5) Representative — Kozo Takahashi
   - (6) Shareholder/Equity participation ratio — Nippon Steel Corporation 100%
   - (7) Bank — Sumitomo Mitsui Banking Corporation
   - (8) Scope of operation — Security service, management of training, reception services for welfare facilities and others
   - (9) Operating performance

(unit: ¥million)

	FY2005	FY2006	FY2007
Net sales	714	720	695
Ordinary profit	15	11	15
Net income	10	6	9

2. Reason for Dissolution

Nittetsu Business Promote (Kansai) Co., Ltd. has decided to dissolve the company as of the end of March 2009 in consideration of forecasts for future business operations. Meanwhile, during and after April 2009, the company will direct its operations towards the completion of liquidation set for the end of June 2009.

3. Effect on Operating Performance

Effect of dissolution on Nippon Steel's operating performance is insignificant.

END